Exhibit 99.1

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2013 PRO FORMA STATEMENT OF INCOME RESTATED FOR DISCONTINUED OPERATIONS (UNAUDITED)

(In millions except per share amounts)		2013				
		1Q		2Q		YTD
Operating Revenues	$	3,420	$	3,593	$	7,013
Cost of revenues		2,078		2,155		4,233
Selling, administrative, and research and development expenses		703		747		1,450
Amortization of intangible assets		61		61		122
Impairment of goodwill and other intangible assets		—		—		—
Operating Income		578		630		1,208
Interest expense		(60)		(59)		(119)
Other income (expense)		47		10		57
Income from Continuing Operations before Income Taxes		565		581		1,146
Income taxes		164		165		329
Income from Continuing Operations		401		416		817
Income (Loss) from Discontinued Operations		(47)		49		2
Net Income	$	354	$	465	$	819
Income Per Share from Continuing Operations:						
Basic	$	0.89	$	0.93	$	1.81
Diluted	$	0.88	$	0.92	$	1.80
Income (Loss) Per Share from Discontinued Operations:						
Basic	$	(0.10)	$	0.11	$	—
Diluted	$	(0.10)	$	0.11	$	—
Net Income Per Share:						
Basic	$	0.78	$	1.04	$	1.82
Diluted	$	0.78	$	1.03	$	1.81
Shares of Common Stock Outstanding During the Period:						
Average		451.7		449.6		450.7
Average assuming dilution		454.8		452.5		453.7

Exhibit 99.1

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2012 PRO FORMA STATEMENT OF INCOME RESTATED FOR DISCONTINUED OPERATIONS (UNAUDITED)

(In millions except per share amounts)		2012				
		1Q	2Q	3Q	4Q	YTD
Operating Revenues	$	3,740	$ 3,834	$ 3,733	$ 3,484	$ 14,791
Cost of revenues		2,312	2,356	2,289	2,177	9,134
Selling, administrative, and research and development expenses		751	743	713	721	2,928
Amortization of intangible assets		62	66	62	62	252
Impairment of goodwill and other intangible assets		—	—	2	—	2
Operating Income		615	669	667	524	2,475
Interest expense		(50)	(50)	(52)	(61)	(213)
Gain on sale of interest in Decorative Surfaces		—	—	—	933	933
Other income (expense)		9	21	1	(20)	11
Income from Continuing Operations before Income Taxes		574	640	616	1,376	3,206
Income taxes		164	183	171	455	973
Income from Continuing Operations		410	457	445	921	2,233
Income (Loss) from Discontinued Operations		76	424	79	58	637
Net Income	$	486	$ 881	$ 524	$ 979	$ 2,870
Income Per Share from Continuing Operations:						
Basic	$	0.85	$ 0.97	$ 0.96	$ 2.00	$ 4.75
Diluted	$	0.84	$ 0.96	$ 0.95	$ 1.99	$ 4.72
Income (Loss) Per Share from Discontinued Operations:						
Basic	$	0.16	$ 0.90	$ 0.17	$ 0.12	$ 1.36
Diluted	$	0.16	$ 0.89	$ 0.17	$ 0.12	$ 1.35
Net Income Per Share:						
Basic	$	1.01	$ 1.86	$ 1.13	$ 2.13	$ 6.11
Diluted	$	1.00	$ 1.85	$ 1.12	$ 2.11	$ 6.06
Shares of Common Stock Outstanding During the Period:						
Average		482.0	472.9	464.8	459.7	469.8
Average assuming dilution		485.6	476.1	468.1	463.1	473.2